Exhibit 99.2

Management Information Circular
March 20, 2015
We create communities
STN
TSX-NYSE
Stantec

Invitation to Shareholders 8
Notice of Annual General Meeting 9
Questions and Answers on Voting 10
Business of the Meeting 13
1 Financial Statements 13
2 Election of Directors 13
3 Appointment of Auditor 13
4 Nonbinding Advisory Vote on Executive Compensation 14
Nominees for Election to Board of Directors 15
Director Compensation 22
Compensation Philosophy and Approach 22
Components of Compensation 22
Directors’ Total Compensation for 2014 24
2015 Director Compensation Review 24
Board of Directors Information 25
Role and Duties of the Board of Directors 25
Corporate Governance Practices 26
Composition of the Board 27
Serving on Our Board 29
Committee Reports 32
Audit and Risk Committee 32
Corporate Governance and Compensation Committee 34
Executive Compensation Overview 36
Letter from the Corporate Governance and Compensation Committee 36
Compensation Discussion and Analysis 38
2014 Compensation Details 48
Employment Agreements 50
Additional Information 54
Currency 54
Stock Split 54
Interest of Certain Persons in Matters to be Acted Upon 54
2014 Shareholder Proposals 54
Continuous Disclosure 54
Shareholder Feedback 55
Directors’ Approval 55
Schedule A - Activities of the Audit and Risk Committee in 2014 56
Schedule B - Activities of the Corporate Governance and Compensation Committee in 2014 58
Schedule C - Stantec Long-Term Incentive Plan 59

2          2015 Management Information Circular

Who is Stantec?
We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

Stantec Inc.              3

How do we make a difference in the world?
By creating communities.
This is our purpose.
What do we stand for?
Design with community in mind.
This is our promise.

4          2015 Management Information Circular

Stantec Inc.              5

How do we act?
We achieve success by living our values.
We Put People First
We evolve by attracting talent and developing our people. We engage and develop leadership and focus on a diverse and inclusive work environment.
We Are Better Together
When we combine our strengths, we truly reach our full potential as an organization and as a trusted advisor to our clients.
We Do What Is Right
Our high standard of business practices is articulated in our project management frameworks, code of ethics, and policies and practices. Working with integrity is a promise we make to our clients, colleagues, and shareholders.
We Are Driven to Achieve
Achievement at every level begins and ends with a firm commitment to being the best that we can be. We are committed to being a top 10 global design firm and plan on achieving an average compound growth rate of 15%.

6          2015 Management Information Circular

Stantec Inc.              7

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:   Thursday, May 14, 2015

Time:  10:30 AM (MDT)

Place:  Metropolitan Conference Centre

            333 – 4th Avenue S.W.

            Calgary, Alberta

During the meeting, we will review the Company’s 2014 operating and financial performance and outline our strategy going forward.

Enclosed in this package are the Notice of Meeting, Form of Proxy, and Management Information Circular. Please return the Form of Proxy as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram Keith, Chair	Bob Gomes, P. Eng.
Board of Directors	President & CEO

8          2015 Management Information Circular

Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 14, 2015, at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta. The meeting will be held to

1	Receive Stantec’s financial statements for the financial year ended December 31, 2014, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

5	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2014 audited financial statements are included in our 2014 Annual Report, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 20, 2015, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern
Senior Vice President, Secretary and General Counsel
March 20, 2015

Stantec Inc.              9

Questions and Answers on Voting

Q. Who can attend and vote at the meeting?

If you hold common shares of Stantec as of the close of business on March 20, 2015, you have the right to attend the meeting and cast one vote for each common share that you hold.

Q. What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors
•	The appointment of Stantec’s auditors
•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this circular for more information on these matters.

Q. Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at 1-800-564-6253 (North America) or 1-514-982-7555 (International).

Q. How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote in any of the following ways:

A.    By Proxy

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the instructions. Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Mail or hand delivery: Complete, sign, date, and return your proxy form in the envelope provided.

•	Appoint another person to attend the meeting to vote your shares for you: You can appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting. When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

B.    In Person

Do not complete or return your proxy form; instead, simply attend the meeting where your vote will be taken and counted. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

10          2015 Management Information Circular

Q. How can I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

Q. How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Mail or hand delivery: Complete your proxy form following the instructions on it, and return it by mail or delivery.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions. Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted at the meeting.

Q. What does it mean to vote by proxy?

Voting by proxy means that you are giving the person or people named on your proxy form or voting instruction form the authority to vote your shares for you at the meeting according to your instructions. A proxy or voting instruction form has been included with this circular.

Q. Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including the costs of mailing materials to our objecting beneficial owners) will be borne by Stantec. In addition to soliciting proxies by mail, employees of Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

Q. How will my shares be voted if I return my proxy form?

By completing and returning a proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions. Note: If you have appointed Aram H. Keith or Robert J. Gomes as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR accepting Stantec’s approach to executive compensation

If you are appointing someone else to vote your shares for you at the meeting, your proxy holder will vote your shares as he or she sees fit according to your voting instructions.

Q. What happens if there are amendments, variations, or other matters brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 20, 2015, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Stantec Inc.              11

Q. What is the deadline to return my proxy?

Regardless of the voting method you choose, your proxy form must be received before 10:30 AM (MDT) on Tuesday, May 12, 2015. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare by 10:30 AM (MDT) on May 12, 2015 or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting. You may also revoke your proxy by delivering a revocation of proxy to the registered office of Stantec, to the attention of Stantec’s corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6, any time up to 10:30 AM (MDT) on May 13, 2015, or if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

You may also revoke your proxy and vote in person at the meeting or any adjournment or postponement thereof by delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and you have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 10:30 AM (MDT) on May 12, 2015 or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. How many shares are entitled to vote at the meeting?

As of March 20, 2015, the Company had 93,917,773 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

Q. What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each item.

Q. Is my vote by proxy confidential?

Under normal conditions, confidentiality of voting is maintained because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Q. Who are the principal shareholders of the Company?

As at December 31, 2014, Fidelity (comprised of FMR LLC; FMR Co., Inc.; Pyramis Global Advisors (Canada) ULC; Pyramis Global Advisors Trust Company; Pyramis Global Advisors, LLC; and certain of its affiliates) held 9,478,820 common shares, representing 10.10% of the voting shares of Stantec.

12          2015 Management Information Circular

Business of the Meeting

1  Financial Statements

Our consolidated financial statements for the year ended December 31, 2014, together with the auditors’ report on those statements, will be placed before the meeting. Our financial statements are contained in our 2014 Annual Report, which is available on our website at www.stantec.com and on SEDAR at www.sedar.com. Our Form 40-F is available on EDGAR at www.sec.gov. You may obtain a free copy of any of these documents by making a request to our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

2  Election of Directors

Nine directors will stand for election at the meeting. Everyone nominated for election as a director is currently a member of our board. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	David L. Emerson	Delores M. Etter

Anthony P. Franceschini	Robert J. Gomes	Susan E. Hartman

Aram H. Keith	Donald J. Lowry	Ivor M. Ruste

We believe that each person nominated is well qualified to be a director of Stantec. Each one has confirmed his or her willingness to serve if elected. The nominees’ qualifications and backgrounds are listed in the Nominees for Election to Board of Directors section of this circular.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee who receives a greater number of votes “withheld” than votes “for” his or her election as a director to submit his or her resignation to the Corporate Governance and Compensation Committee of the board promptly following certification of the shareholder vote. The Corporate Governance and Compensation Committee will consider the resignation and recommend to the board whether or not to accept it. The board expects that resignations will be accepted unless extraordinary circumstances warrant a contrary decision. We will promptly publicly disclose the board’s decision and publish that decision in a report filed on SEDAR at www.sedar.com.

We recommend that you vote FOR the election of the nominees. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of the nominees listed above.

3  Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Accountants, be reappointed as our auditor for the 2015 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR such appointment.

Stantec Inc.              13

4  Nonbinding Advisory Vote on Executive Compensation

Our executive compensation philosophy, policies, and programs are designed to reinforce and strengthen our pay-for-performance culture—one that is driven to achieve long-term, sustained growth—by showing more clearly how we tie pay and performance together. Consistent with that approach, we believe that shareholders should have the opportunity to fully understand the objectives and philosophy that the board has used to make executive compensation decisions.

Before voting on this matter, we strongly encourage you to review the Executive Compensation Overview section of this Management Information Circular (beginning on page 36). Within this section, our compensation discussion and analysis sets out how we compensate our executives, what our named executive officers are paid, and how their level of compensation is determined. We invite any shareholder who has comments on our approach to executive compensation to forward these comments to Susan Hartman, chair of the Corporate Governance and Compensation Committee, care of Paul Alpern, corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2015 annual general meeting of shareholders.

Because this is an advisory vote, the results will not be binding upon the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and take them into consideration when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We confirm that our approach to this advisory resolution is consistent with the model “Say on Pay” Policy of the Canadian Coalition for Good Governance and establishes a framework for Stantec to conduct an annual nonbinding advisory vote on executive compensation by shareholders.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

14          2015 Management Information Circular

Nominees for Election to Board of Directors

The following tables set out information as of March 20, 2015, regarding the nominees for election to the board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 63 Laguna Beach, California United States Director since 2011 Independent

Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. He currently serves on the boards of directors of Fidelity National Financial, Remy International, William Lyon Homes, and El Pollo Loco.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Audit and Risk	5 of 6	83%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit
	Remy International Inc. (NASDAQ-REMY)	Audit
	El Pollo Loco Holdings, Inc. (NASDAQ-LOCO)	Audit
	William Lyon Homes Inc. (NYSE-WLH)	Audit
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,026,011

Stantec Inc.              15

David L. Emerson, PC Age: 69 Vancouver, British Columbia Canada Director since 2009 Independent

David Emerson is a corporate director and business and public policy advisor. He has served as a minister in the Government of Canada, including as Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank. In addition to serving on various corporate boards of directors, Mr. Emerson has chaired a number of public policy advisory panels at the federal and provincial levels. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Government Affairs, International Business, Public Boards, Compensation, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Audit and Risk	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Maple Leaf Foods Inc. (chair) (TSX-MFI)	Governance; Environment, Health and Safety
	Timberwest Forest Corporation (chair)	Governance
	New Gold Inc. (TSX-NGD)	Audit; Governance and Nominating (chair)
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,564,261

Delores M. Etter Age: 67 Dallas, Texas United States Director since 2011 Independent

Delores Etter has been Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. From September 2005 to November 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She has held multiple substantive positions within the U.S. Department of Defense, as well as served on the faculty at the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Corporate Governance and Compensation	4 of 4	100%
	Audit and Risk	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Strategy; Compensation; Compliance
	Lord Corporation	Strategy; Human Resources
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$942,432

16          2015 Management Information Circular

Anthony (Tony) P. Franceschini Age: 64 Edmonton, Alberta Canada Director since 1994 Independent

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, Public Boards, Compensation, Corporate Governance
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Executive; Compensation (chair); Nominating and Corporate Governance
	ZCL Composites Inc. (chair) (TSX-ZCL)	Governance and Compensation; Safety, Health & Environment
	Aecon Group Inc. (TSX-ARE)	Audit (chair), Environmental, Health & Safety
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$10,599,417

Robert (Bob) J. Gomes Age: 60 Edmonton, Alberta Canada Director since 2009 Not Independent

Bob Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over his 27 years with Stantec, he has held many different roles that have become progressively more senior in scope and responsibility, including his current position as president and CEO. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares, Deferred Share Units and Performance Share Units)
	Value at risk	$11,149,089

Stantec Inc.              17

Susan E. Hartman Age: 64 Evergreen, Colorado United States Director since 2004 Independent

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in the strategic and operational planning, overall business assessment, process optimization, and project management areas.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Corporate Governance and Compensation (chair)	3 of 4	75%
	Other Board Memberships	Other Committee Memberships
	Electri-Cord Manufacturing Co.	-
	Donan Engineering Co., Inc.	-
	Annese & Associates, Inc.	-
	MobilityWorks, Inc.	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,494,670

Aram H. Keith Age: 70 Monarch Beach, California United States Director since 2005 Independent

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to include 17 offices and over 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	6 of 6	100%
	Corporate Governance and Compensation	4 of 4	100%
	Audit and Risk	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$10,849,113

18          2015 Management Information Circular

Donald J. Lowry Age: 63 Edmonton, Alberta Canada Director since 2013 Independent

Donald Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. He is also chair of Canadian Oil Sands Ltd. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. In January 2014, Mr. Lowry was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final event held in Edmonton in 2014 and will chair the 2015 event. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Areas of Expertise
	Leading Growth, CEO, Stantec’s Industry, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Corporate Governance and Compensation	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)	-
	Canadian Oil Sands Ltd. (chair) (TSX-COS)	-
	Melcor REIT (TSX-MR.UN)	Lead Director; Corporate Governance Nominating and Compensation Committee (chair)
	Hydrogenics Corporation (TSX-HYG)	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$533,968

Ivor M. Ruste Age: 59 Calgary, Alberta Canada Director since 2007 Independent

Ivor Ruste is currently executive vice president and CFO of Cenovus Energy Inc., a Canadian oil company headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a fellow chartered accountant. From May 2006 to November 2009, Mr. Ruste worked at EnCana Corporation, and before joining Cenovus, he was executive vice president, Corporate Responsibility and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Audit and Risk (chair)	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Provincial Audit, Government of Alberta	-
	Canadian Association of Petroleum Producers, Board of Governors	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,912,953

Stantec Inc.              19

Overlapping Board Memberships

The following table indicates which directors serve on the same board and committees of another reporting issuer.

Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board.

Company	Director	Interlocking Committee Memberships

Esterline Technologies Corporation	Delores Etter	Compensation

	Tony Franceschini	Compensation

Director Voting Results from Our 2014 Annual and Special Meeting

A summary of the voting results from our 2014 annual and special meeting follows:

Director	Votes In Favor	% in Favor	Votes Withheld	% Withheld

Douglas Ammerman	32,304,799	97.72	752,305	2.28

David Emerson	32,851,725	99.38	205,379	0.62

Delores Etter	32,223,488	97.48	833,616	2.52

Tony Franceschini	32,291,231	97.68	765,873	2.32

Bob Gomes	32,812,873	99.26	244,231	0.74

Susan Hartman	32,185,947	97.36	871,157	2.64

Aram Keith	32,890,876	99.50	166,228	0.50

Donald Lowry	31,986,805	96.76	1,070,299	3.24

Ivor Ruste	32,769,231	99.13	287,873	0.87

Director Attendance

The number and percentage of board and committee meetings each director attended in 2014 follows:

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended

Douglas Ammerman	6 of 6	100%	5 of 6	83%	11 of 12	92%

David Emerson	6 of 6	100%	6 of 6	100%	12 of 12	100%

Delores Etter	6 of 6	100%	10 of 10	100%	16 of 16	100%

Tony Franceschini	6 of 6	100%	-	-	6 of 6	100%

Bob Gomes	6 of 6	100%	-	-	6 of 6	100%

Susan Hartman	6 of 6	100%	3 of 4(1)	75%	9 of 10	90%

Aram Keith	6 of 6	100%	10 of 10	100%	16 of 16	100%

Donald Lowry	6 of 6	100%	4 of 4	100%	10 of 10	100%

Ivor Ruste	6 of 6	100%	6 of 6	100%	12 of 12	100%

(1)	Due to an unforeseen weather delay, Ms. Hartman was unable to attend the Corporate Governance and Compensation Committee meeting in May 2014.

20          2015 Management Information Circular

Director Independence

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence

Douglas Ammerman

David Emerson

Delores Etter

Tony Franceschini

Bob Gomes			President & CEO of the Company

Susan Hartman

Aram Keith

Donald Lowry

Ivor Ruste

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each independent director is required to own Stantec common shares or deferred share units with a market value of at least $200,000. This threshold must be met by our independent directors within five years of their appointment to the board. In 2014, our CEO was required to own at least five times his base salary in Stantec common shares or deferred share units (with at least two times his base salary held in common shares). As at March 20, 2015, all current directors met or exceeded their mandatory ownership requirements.

The following table provides information on the number and value of common shares and deferred share units owned by our current directors as at March 20, 2015. The value of each Stantec share is based on the closing price of $31.07 on March 20, 2015. The value of each deferred share unit is $31.69, which is the value a director would have received for each unit if an event had occurred that gave rise to a payout on March 20, 2015.

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement

Douglas Ammerman	8,000	248,560	24,533	777,451	1,026,011	Yes

David Emerson	10,000	310,700	39,557	1,253,561	1,564,261	Yes

Delores Etter	5,310	164,982	24,533	777,451	942,432	Yes

Tony Franceschini	300,800	9,345,856	39,557	1,253,561	10,599,417	Yes

Bob Gomes	166,900	5,185,583	119,307	3,780,839	11,149,089(1)	Yes

Susan Hartman	9,300	288,951	69,603	2,205,719	2,494,670	Yes

Aram Keith	300,324	9,331,067	47,903	1,518,046	10,849,113	Yes

Donald Lowry	4,000	124,280	12,928	409,688	533,968	Yes

Ivor Ruste	5,900	183,313	54,580	1,729,640	1,912,953	Yes

(1)	Mr. Gomes’s total value at risk also includes 70,250 performance share units (PSUs) held by him as at March 20, 2015. The value of each PSU is based on the closing price of Stantec’s common shares on March 20, 2015 ($31.07).

Stantec Inc.              21

Director Compensation

Compensation Philosophy and Approach

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking. Each year, the Corporate Governance and Compensation Committee, composed entirely of independent directors, reviews the adequacy and form of directors’ compensation to ensure it is competitive and realistically reflects the risks and responsibilities involved in serving on our board.

Components of Compensation

Our director compensation program is composed of three elements: (1) meeting fees, (2) chair retainers for directors acting as chair of the board or of a committee, and (3) deferred share units. We reimburse our directors for reasonable out-of-pocket expenses and travel fees but do not offer special benefits or perquisites. We believe this combination of fixed cash compensation and deferred share-based compensation appropriately compensates our directors for their time and expertise. It also ensures that their interests are aligned with creating long-term shareholder value through their tenure on our board.

Upon retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

The Company does not compensate Mr. Gomes for his service on the board beyond the compensation he receives as CEO of Stantec. His compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Meeting Fees and Retainers

In consideration for serving on the board and as members of its committees, our directors receive the following meeting fees and retainers:

Description of Fee or Retainer	Amount ($)

Annual retainer	None

Board meeting fee	1,800 per meeting

Committee meeting fee	1,800 per meeting

Chair retainers:

Board chair	18,750 per quarter

Audit and Risk Committee chair	3,000 per quarter

Corporate Governance and Compensation Committee chair	2,250 per quarter

22          2015 Management Information Circular

Below are the dollar amounts paid to each director in 2014 for meeting fees and retainers:

Director	Board Retainer	Chair Retainer ($)	Committee Retainer	Board Attendance Fees ($)	Committee Attendance Fees ($)	Other Fees	Total ($)

Douglas Ammerman	-	-	-	10,800	9,000	-	19,800

David Emerson	-	-	-	10,800	10,800	-	21,600

Delores Etter	-	-	-	10,800	18,000	-	28,800

Tony Franceschini	-	-	-	10,800	-	-	10,800

Bob Gomes(1)	-	-	-	-	-	-	-

Susan Hartman	-	9,000	-	10,800	5,400	-	25,200

Aram Keith	-	75,000	-	10,800	18,000	-	103,800

Donald Lowry	-	-	-	10,800	7,200	-	18,000

Ivor Ruste	-	12,000	-	10,800	10,800	-	33,600

(1)	Mr. Gomes does not receive any compensation as a director. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Deferred Share Units

Each director, except Mr. Gomes, is granted 1,600 deferred share units (DSUs) per quarter during his or her tenure on the board. Each DSU has the same value as one of our common shares; however, they carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. In that regard, the number of DSUs held by and granted to our directors was adjusted for our stock split effective November 14, 2014. DSUs have associated dividend equivalent rights, and therefore, accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units.

Director Deferred Share Unit Awards 2014

The following is a summary of the value of DSUs awarded in 2014 to our current independent directors. The value awarded to each director is calculated using the grant date fair value for each allotment.

Title	Value of DSUs Awarded in 2014 to Each Director ($)(1)	Increase in Value of DSUs Awarded in 2014 for Dividend Adjustment ($)	Value as of December 31, 2014 ($)

Director(2)	217,200	1,464	218,664

(1)	In 2014, each director (other than Mr. Gomes) received four allotments of 1600 DSUs valued at the grant date fair value.

(2)	Mr. Gomes does not receive any DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Stantec Inc.              23

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding DSUs held by each of our directors as of December 31, 2014.

Director	Number of Shares or Units of Shares That Have Vested (#)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(1)

Douglas Ammerman	22,864	716,805

David Emerson	37,842	1,186,369

Delores Etter	22,864	716,805

Tony Franceschini	37,842	1,186,369

Bob Gomes(2)	n/a	n/a

Susan Hartman	67,798	2,125,498

Aram Keith	46,163	1,447,238

Donald Lowry	11,293	354,064

Ivor Ruste	52,820	1,655,934

(1)	The weighted average of Stantec shares for the last 10 trading days of 2014 ($31.35) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

(2)	Mr. Gomes does not receive any option-based or share-based awards in his capacity as a director. His entire compensation is disclosed in the Executive Compensation Overview section of this circular.

Directors’ Total Compensation for 2014

The complete directors’ compensation package for the financial year ended December 31, 2014, is as follows(1):

		Share-Based Awards (DSU) ($)(2)
Director	Fees Earned ($)	DSU’s Granted in 2014	Dividend Adjustments on Total DSU Holdings	All Other Compensation	Total ($)

Douglas Ammerman	19,800	217,200	6,768	-	243,768
David Emerson	21,600	217,200	12,124	-	250,924
Delores Etter	28,800	217,200	6,768	-	252,768
Tony Franceschini	10,800	217,200	12,124	-	240,124
Bob Gomes(3)	n/a	n/a	n/a	n/a	n/a
Susan Hartman	25,200	217,200	22,837	-	265,237
Aram Keith	103,800	217,200	15,100	-	336,100
Donald Lowry	18,000	217,200	2,630	-	237,830
Ivor Ruste	33,600	217,200	17,481	-	268,281

(1)	The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)	The directors’ DSUs granted in the 2014 calendar year are valued using the grant date fair value for each of the four allotments issued in 2014. DSUs awarded for 2014 include the allotments of 1,600 each quarter, along with the adjustments for dividends earned by directors on their total holdings of DSUs.

(3)	Mr. Gomes does not receive any fees or DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

2015 Director Compensation Review

Under the Corporate Governance and Compensation Committee’s terms of reference, director compensation is reviewed annually. While the committee has completed annual reviews and routinely adjusted the value of our director compensation package to remain competitive, the structure of our director compensation has not changed since the introduction of deferred share units in July 2003. Following the review of our executive compensation completed in 2014, the Corporate Governance and Compensation Committee determined that it was appropriate to tie a review of director compensation to the same peer group used for our executive compensation program. In the fall of 2014, the Corporate Governance and Compensation Committee engaged an external consultant to benchmark both the structure and level of compensation offered to our directors. It is anticipated that any changes to the current director compensation package will be introduced in mid-2015.

24          2015 Management Information Circular

Board of Directors Information

Role and Duties of the Board of Directors

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the proper business practices and appropriate ethical standards expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and bylaws.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. To establish a clear plan for achieving our business objective, we have a strategic planning process that consists of three-year cycles between comprehensive strategic review years and interim execution years. In a comprehensive planning year, the long-range (five-year) strategy is developed. In the three interim years, we focus on the implementation and execution of the long-range strategy.

We had a comprehensive planning year in 2012; therefore, 2014, the second implementation year of our comprehensive strategic plan, focused on executing our strategy. We identified a number of initiatives relating to human capital, learning and growth, clients, business processes, and operational and financial performance. The largest initiative was implementing the realignment of our organizational structure to focus on three high-level business operating units: Buildings, Energy & Resources, and Infrastructure. This realignment better supports our clients and maintains the core elements of our strategy: to grow our global business while maintaining the strength of our local community presence.

Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, the committee ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our executive leadership team and the Audit and Risk Committee, and a risk report is presented annually to the board each September. Quarterly updates to the risk report are provided to the Audit and Risk Committee, which in turn, reports to the board.

Stantec Inc.              25

Corporate Governance Practices

Stantec understands the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is set out below. The policies and position descriptions noted, including our code of business conduct and ethics, are available on our website at www.stantec.com. You can contact us for a free copy of any of these policies. The code of business conduct and ethics is also available on SEDAR at www.sedar.com.

Ethical Business Conduct

The board has adopted a comprehensive code of business conduct and ethics (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. We require that all officers and employees certify that they have read and understand the Code. The Code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Integrity Policy outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our Code through our Integrity Hotline, which allows officers, employees, and members of the public to report concerns regarding breaches of the Code. Complaints can be submitted over the telephone, by web-intake, by mail, or by email. All complaints are kept confidential, and requests to maintain anonymity are respected to the extent possible. The Integrity Hotline is managed by an independent third party.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee. A quarterly report, presented to this committee, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the hotline.

The board believes it is more effective to have directors exercise independent judgment when considering transactions and agreements. At any board meeting, if a director or executive officer has a material interest in a matter being considered, that director or officer will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or of information in significantly affecting the price or value of the Company’s stock. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities laws.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

26          2015 Management Information Circular

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet and, in some cases, exceed, legal and regulatory requirements. As a non-US company, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with the NYSE standards in all significant respects other than those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.

The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter:

•	Every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•	At the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.

Composition of the Board

Independence of Directors

The board has determined that all directors, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could be reasonably expected to interfere with the exercise of their independent judgment. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Following every regularly scheduled or ad-hoc board meeting, the independent directors meet without management and without Mr. Gomes present. In 2014, the independent directors met without management and without Mr. Gomes following all six board meetings.

Independent Chair of the Board
Our board is led by a nonexecutive chair. We believe that the separation of the positions of CEO and chair of the board helps the board function independently of management.
Position Descriptions

The board has developed written position descriptions for the CEO, board chair, chair of the Audit and Risk Committee, and chair of the Corporate Governance and Compensation Committee. The position descriptions can be found in our Corporate Governance Guidelines on our website at www.stantec.com. These descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required.

Stantec Inc.              27

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept the resignation. The board expects that resignations will be accepted unless there are extraordinary circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed on SEDAR at www.sedar.com.

Age and Term Limits

The board has not established term limits. Although a term limit could result in greater turnover, thus providing fresher ideas and viewpoints, it would mean the loss of directors who, over time, have developed a depth of insight into our operations that provides invaluable contributions to the board.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, will review each director’s continuation on the board once a year (as an alternative to term limits). Each director is given the opportunity to confirm his or her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding a retirement age for directors, it believes that once a director reaches the age of 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending to the board suitable director candidates. During the process, the committee considers the competencies and skills of the board as a whole, assesses the skills of current board members, and identifies any additional skills that could be beneficial considering the opportunities and risks our Company faces.

Potential candidates are screened to ensure they have integrity and accountability, can think strategically, are financially literate, have relevant industry experience, have excellent communication skills, and can work effectively in a team. The successful candidate must be able to attend all board meetings and come prepared to make an informed and productive contribution.

Directors’ Skills Matrix

To assist in the nomination process, the committee maintains an up-to-date matrix of skills required of directors. Annually, each director assesses his or her own level of expertise in the areas specified in the matrix and advises the committee of any additional areas of expertise to be added. The following skills matrix indicates where our directors demonstrate a current and relevant depth of expertise.

	Ammerman	Emerson	Etter	Franceschini	Gomes	Hartman	Keith	Lowry	Ruste
Location
Canada
United States
Experience and Skills
Managing or leading growth
Financial literacy
Senior officer or CEO experience
Industry experience in Stantec’s fields
Government affairs
International business
Service on public company boards
Executive compensation
Capital structuring and capital markets
Corporate governance
Risk management and risk mitigation

28          2015 Management Information Circular

As part of its mandate to identify new candidates for the board, the Corporate Governance and Compensation Committee maintains an evergreen list of potential suitable board candidates. Directors are periodically canvassed to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify qualified candidates. To plan for long-term board needs, the committee annually reviews succession plans for the chair of the board, board members, and committee chairs and members.

Diversity and Inclusion

At Stantec, we share the workplace with people who offer their own unique blend of differences. Some differences—such as age, race, gender, disability, and appearance—are directly visible while others—like family status, language, sexual orientation, values, and education—are not. Organizational differences—including job function, job level, skills, and length of service—add even more complexity to the diversity mix. As our marketplace becomes increasingly diverse, how well we meet the needs of our clients, communities, suppliers, and shareholders will depend on how well we shape the diversity of our own workforce. To that end, in 2013 Stantec created a Diversity & Inclusion Committee (D&I Committee) with the executive sponsorship of our CEO. The D&I Committee retained the services of an external consultant to aid in developing new initiatives and enhancing current programs and practices.

In 2015, we plan to formalize a diversity and inclusion plan that sets out strategic initiatives for diversity and inclusion within the three- and five-year time frames. Thus, Stantec has opted not to adopt a written policy relating to the identification and nomination of women directors or the identification and appointment of women executive officers. Similarly, the Corporate Governance and Compensation Committee has not adopted a target regarding the number of women on its board or in executive officer positions. The Corporate Governance and Compensation Committee is of the view that adopting any policies with respect to diversity and inclusion initiatives prior to the D&I Committee completing its work would be premature and likely not fully responsive to the needs and interests of our employees and other stakeholders.

Stantec currently has two female board members: Sue Hartman and Delores Etter (22.2% of our board composition). Currently, none of Stantec’s executive officers are female.

Serving on Our Board

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors. New board members receive a comprehensive orientation manual that includes the following:

•	Corporate bylaws and all board-approved Company policies, including our code of business conduct and ethics, as well as our Insider Trading Prohibition and Conflict of Interest policies

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management, including members of the Company’s senior management team, who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and strategic plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

Before their first board meeting, new board members must meet with members of management during a full-day orientation session at our head office. They meet with the CEO, the CFO, the director of our Internal Audit group, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies. They also learn about their legal duties and obligations as directors of Stantec.

New board members also meet with the chair of the board and, when appropriate, other directors to learn about their role on the board and to ask questions about the expectations of board members at Stantec. The Corporate Governance and Compensation Committee reviews the orientation program when each new director is appointed.

Stantec Inc.              29

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate continuing education program is in place for directors. Our board members participate in a robust internal continuing education plan to ensure our board has access to timely information about our business and the risks facing the Company and our industry. The committee discusses the continuing education plan quarterly as a standing agenda item and solicits feedback from board members and management on areas of interest to the board.

Management supports the continuing education plan by providing directors with updates on developments in geographic areas where the Company is active, communications from the CEO to employees, and any other information that management considers to be of interest to the board.

As part of the board’s continuing education plan, board members receive various presentations from management as well as external experts, and the CEO routinely informs the board about strategic changes in our industry. Following is a summary of the presentations received by the board in 2014:

Date	Presentation	Presenter(s)	Attendance

February	Overview of Water Business Line US West	Dave Bennett Regional Business Leader, Water, US West	Full Board

February	Overview of Environmental Services Canada Mountain	Asifa Samji, Regional Business Leader, Environmental Services, Canada Mountain	Full Board

February	Overview of Water Conveyance	John Take VP, Water Conveyance, Arizona	Full Board

May	Overview of Regional Services British Columbia	Michael Kennedy VP, Regional Leader, British Columbia	Full Board

May	Overview of Oil & Gas Business Line	Kirk Morrison SVP, Oil & Gas, Alberta	Full Board

September	Strategic Planning	Executive Vice Presidents Strategic Planning Team	Full Board

September	Overview of Transportation- Urban Infrastructure	Susan Walter Senior Principal Transportation - Urban Infrastructure, US East	Full Board

September	Overview of Transportation- Urban Infrastructure – New York City	Stu Lerner VP Transportation- Urban Infrastructure, US East	Full Board

September	Overview of the acquisition of SHW Group	Margie Simmons VP Buildings, US Midwest	Full Board

September	Overview of Crisis Communication	Crystal Kerr Director Marketing & Communications, Corporate	Full Board

November	Overview of Legal Services within Risk Management	Jeff Stone Senior Counsel, US	Full Board

November	Overview of Transportation in Florida	Walfry Pevida Business Sector Leader, Florida	Full Board

November	Overview of the acquisition of Add Inc.	Fred Kramer VP Buildings, US New England	Full Board

November	Directors’ and Officers Liability	Katharine Hall Aon Risk Solutions	Full Board

30          2015 Management Information Circular

Assessments

The Corporate Governance and Compensation Committee provides an annual report to the board with an assessment of the board’s performance as a whole and the contributions and performance of its committees and individual members. The committee specifically reviews areas where the board believes members could contribute more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to provide regular feedback.

A detailed confidential survey developed by the Corporate Governance and Compensation Committee is sent to all board members. The survey asks for quantitative ratings and a subjective assessment in these areas:

•	Board organization and structure
•	Meeting administration
•	Board governance
•	Selection of and relationship with management
•	Effective discharge of duties by the board and its committees
•	Stantec’s strategic determination
•	Board policies and procedures
•	Communication with stakeholders
•	Meeting of legal requirements
•	Individual member performance, including both a peer review and a self-assessment component

Completed board surveys are submitted to senior counsel in mid-October. Responses are kept confidential to allow members to be candid when completing their assessments. The office of the general counsel prepares a summary report (without identifying names). The survey results and the committee’s report and recommendations are presented to and discussed by the full board at its November meeting. Board members can identify any concerns during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board.

In addition to the board assessment, both the Audit and Risk and the Corporate Governance and Compensation committees conduct annual self-assessments following the same timeline noted above for the board evaluations. The results of the surveys are summarized to maintain confidentiality, and the summaries are provided to the chair of each committee, committee members, and the chair of the board.

Stantec Inc.              31

Committee Reports

Audit and Risk Committee

Mandate

The mandate of the Audit and Risk Committee is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting

•	Internal controls, including internal control over financial reporting and disclosure controls and procedures

•	Risk management systems

•	Internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of the Committee Members

Audit and Risk Committee members are Ivor Ruste (chair), Douglas Ammerman, David Emerson, and Delores Etter. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Corporate Governance and Compensation Committee.

A description of the education and experience of each committee member follows:

Ivor Ruste (Chair)

Mr. Ruste is currently executive vice president and CFO for Cenovus Energy Inc. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

Douglas Ammerman

Mr. Ammerman is a retired partner with KPMG LLP. During his almost 30 years with KPMG, Mr. Ammerman served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with preparing and reviewing interim and annual financial statements is a valuable asset to the committee.

David Emerson

Mr. Emerson is a corporate director, public policy advisor, and senior advisor for CAI Managers, a private equity fund. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. Mr. Emerson’s education and experience provide him with a breadth of knowledge about complex accounting issues.

Delores Etter

Dr. Etter has been the Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. Dr. Etter has over 10 years of audit committee experience with other public and nonprofit organizations, and her background has provided her with all-encompassing business practices that are an asset to the committee.

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Simultaneous Service

Douglas Ammerman simultaneously serves on the audit committees of more than three public companies. The board has reviewed Mr. Ammerman’s overall time commitments and his attendance records and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

Independence of the Committee Members

All Audit and Risk Committee members are considered “independent” and “financially literate” as defined under applicable Canadian and US securities laws and exchange rules. Ivor Ruste, Douglas Ammerman, and David Emerson are all “audit committee financial experts” as defined under the U.S. Securities and Exchange Commission rules.

Key Activities for 2014

The Audit and Risk Committee met six times in 2014. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports (including conducting a comprehensive review under the new guidelines for such reviews)

•	Internal audit function and processes

•	System of internal accounting and financial reporting controls established by management

•	Risk identification, evaluation, mitigation, and reporting processes of management with respect to the principal risks of the Company

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule A for a more detailed account of the Audit and Risk Committee’s activities.

Auditor

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditors’ independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

Auditor’s Fees

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2014, and 2013 follow:

Category	Note	2014 ($)	2013 ($)

Audit fees	1	1,337,000	1,079,000

Audit-related fees	2	20,000	26,000

Tax fees	3	402,000	482,000

All other fees	4	76,000	-

Total		1,835,000	1,587,000

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax planning, and tax advice—including assistance with tax audits, plus tax advice related to mergers, acquisitions, and financing structures.

(4)	All other fees: Professional services rendered by Ernst & Young LLP for consulting services related to the design of a Global Mobility program.

Additional information regarding the Audit and Risk Committee and its members and Terms of Reference can be found in our Annual Information Form dated February 25, 2015, filed on our website at www.stantec.com and on SEDAR at www.sedar.com. You can also contact us for a free copy of the Terms of Reference.

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Corporate Governance and Compensation Committee

Mandate

The mandate of the Corporate Governance and Compensation Committee is to:

•	Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•	Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•	Review the compensation levels of the leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the CEO position and other senior management positions that the committee wishes to include

Membership and Experience of the Committee Members

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Delores Etter, and Donald Lowry. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Audit and Risk Committee. Implementing a membership that overlaps the Audit and Risk Committee’s and maintaining a balance of long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience to provide appropriate oversight and management of Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. Ms. Hartman gained over five years’ experience as a member of the Corporate Governance and Compensation Committee before assuming the role of chair of that committee and another three years’ experience as a member of the Audit and Risk Committee. This gives her additional insight into the Company’s risk management practices and enterprise risk management systems.

Delores Etter

Dr. Etter currently serves on the compensation committees of two publicly traded companies and is on the Human Resources Committee for a privately held company. In 2012, she attended the Stanford Law School’s Directors College Course which included sessions on executive compensation and risk management. Dr. Etter has held a number of high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Donald Lowry

Mr. Lowry currently serves as the chair of the board for two publicly traded companies and has served on the compensation committees of public companies. In addition, Mr. Lowry was formerly the president and CEO of EPCOR Utilities Inc. and has several years of experience participating in corporate governance and executive compensation discussions. He holds bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management.

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Independence of the Committee Members

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

Key Activities for 2014

The Corporate Governance and Compensation Committee met four times in 2014. In accordance with its internal work plan and terms of reference, it executed the following key projects during the year:

•	Implemented the Company’s new executive compensation program, which took effect January 1, 2014

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Continued succession planning for the board, board committee chair positions, and key leadership positions within the Company

•	Conducted board and committee assessments

•	Conducted a risk management review of the Company’s corporate governance and compensation practices

•	Commenced a review of director compensation by engaging an external consultant to provide a peer review; results of the review will be implemented in mid-2015

Refer to Schedule B for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found at www.stantec.com, or you can contact us for a free copy.

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Executive Compensation Overview

Letter from the Corporate Governance

and Compensation Committee

Dear Shareholder:

You are invited to participate in our annual advisory “say on pay” vote. To assist you with your decision, the Corporate Governance and Compensation Committee is pleased to outline this summary of key highlights and activities undertaken by the committee in 2014 with respect to executive compensation and our 2014 Compensation Discussion and Analysis.

Our Performance in 2014

In 2014, we achieved solid results allowing us to meet or perform better than our targets established and set out in our 2013 Management’s Discussion and Analysis. We completed eight acquisitions in the year and had organic growth in all geographical regions and business operating units. We ended 2014 with 13.1% growth in gross revenue compared to 2013 and a 12.8% increase in EBITDA (the terms “gross revenue” and “EBITDA” are defined in our 2014 Annual Report). Net income increased 12.5% to $164.5 million compared to $146.2 million in 2013, and our diluted earnings per share increased 10.8% to $1.74 compared to $1.57.

For more information on the Company’s performance in 2014, we invite you to review our 2014 Annual Report, available on our website at www.stantec.com and on SEDAR at www.sedar.com.

Our Updated Executive Compensation Program

At Stantec, we are driven to achieve. That’s why we are focusing on enhancing our pay-for-performance approach for executive compensation. In 2014, we rolled out our new executive compensation program. This approach is tied to important changes to our leadership and organizational structure. In 2014, we realigned our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe that this realignment will result in better support for our clients, stronger accountability for our leadership team, and more opportunities for future growth and success, all while maintaining the core elements of our strategy. Our matrix-based business model and leadership structure will remain structured around geographic diversification, and we will continue providing services throughout the project life cycle.

Along with realigning our organizational structure, we also realigned our senior leadership team into two levels: (1) the Executive Vice President Team (EVPT) and (2) the Executive Leadership Team (ELT). The EVPT consists of the CEO, CFO, COO and executive vice presidents. This team oversees the overall performance of the Company, including developing and monitoring the Company’s business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. The EVPT are specifically responsible for the performance of our regional operating units and business operating units. The ELT consists of senior vice presidents and certain vice presidents. This team has numerous responsibilities that include business plan execution and financial management.

We are confident that these combined leadership, organizational, and compensation changes will position Stantec to more effectively recruit, retain, and support our leaders—leaders who will drive our business forward.

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The highlights of our approach to executive compensation follow:

•	Aligning the compensation program of our CEO with that of the executive leadership team

•	Enhancing the alignment between our executives’ and long-term shareholders’ interests through increased focus on long-term pay-for-performance compensation vehicles

•	Adopting a fiftieth percentile target pay positioning as compared with our industry peers

•	Providing additional transparency by disclosing Company-wide performance metrics (which follow our strategic plan); these will be used to assess both short- and long-term variable pay

Effective Risk Management Features

While reviewing our executive compensation programs, the committee ensured that these programs continue to focus on creating long-term shareholder value by mitigating risk as follows:

•	Compensating our executives with an appropriate mix of fixed and at-risk compensation, with both short- and long-term vesting periods

•	Increasing our executives’ share ownership requirements in 2014 and adopting a share retention policy for our CEO for the year following his retirement from the Company

•	Prohibiting all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•	Committing to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned; our board of directors adopted an executive compensation claw-back policy in 2012

In 2014, the committee placed caps on the amount of short- and long-term incentive compensation each executive position can receive. As well, the committee developed competitive short- and long-term incentive target opportunities for our executives and enhanced our focus on long-term incentive pay. As a result of adding performance share units to our long-term incentive program, executives must meet additional performance goals based on key metrics that will support achievement of our strategic plan objectives.

Shareholder Engagement

At our 2014 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 93.45% were “For” our approach to executive compensation. The committee is dedicated to continuous improvement by ensuring that our executive compensation programs effectively meet our compensation objectives and that they are clearly understood and supported by our shareholders.

The board and the committee believe the actions taken in 2014 and the program we have put in place for the future will effectively address the needs of the Company and interests of our shareholders. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2015.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

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Compensation Discussion and Analysis

Our Approach

At Stantec, we put people first. Effective January 1, 2014, we implemented a new executive compensation program designed to ensure we have the right mix of compensation plans to attract and retain the people we need to carry out our goals and objectives. Our board and its Corporate Governance and Compensation Committee is dedicated to continuous improvement, and we have listened to the feedback received from shareholders through our annual “say on pay” votes and other engagement processes. We updated our executive compensation program to better align with what shareholders have told us they expect and with market practices.

Stantec has seen tremendous growth over the past number of years, and we believe these changes position us well for the future. We are pleased to summarize for you the key highlights to our approach to executive compensation in 2014.

Our Philosophy and Objectives

Our updated compensation philosophy establishes a more transparent and improved linkage between pay and performance, and clearly defines what performance and accountability mean at Stantec. Our compensation philosophy follows:

•	Target executive base salary and total compensation at approximately the fiftieth percentile (P50) of the market

•	Provide the opportunity to earn above P50 through variable pay in our short- and long-term incentive plans when Stantec achieves its stated objectives

•	Increase the weighting on long-term incentives and use different vehicles in the overall compensation mix

•	Align variable pay with performance metrics related to successfully delivering on Stantec’s strategic plan and with long-term shareholder interests

In accordance with the terms of Mr. Gomes’s new employment agreement, which took effect on January 1, 2014, his bonus and long-term incentive program is the same as the other executives in Stantec, with his participation and payout levels commensurate with his position as CEO. The approach to each component of our program follows.

Components of Compensation

Each of our named executive officers (NEOs) listed on page 48 of this circular participated in the executive compensation programs in 2014 as outlined below. Our compensation program has these components: base salary, annual incentive bonuses, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and Milestone service awards.

We focused on changing our programs to adjust the mix of our targeted total direct compensation to align with market practices and our compensation philosophy. The diagrams below illustrate the targeted total direct compensation relative weightings between base salary, annual incentive bonus, long-term incentives in 2014 for the CEO and the average relative weightings for our executive team:

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Base Salary

In 2014, our compensation philosophy aimed to position total direct compensation at the fiftieth percentile (P50) of the market. The detailed benchmarking analysis undertaken by the Corporate Governance and Compensation Committee (with assistance from the committee’s independent compensation consultants) was finalized, and market adjustments were made for certain executive positions.

Short-Term Incentive Plan

Our executives, including our CEO, participate in a short-term incentive plan (STIP) which provides an annual cash bonus. The total bonus pool available to bonus-eligible employees (including the executive leadership team) is a percentage of Stantec’s pre-tax, pre-bonus net income. The definition of “net income” used in this Compensation Discussion and Analysis section is a non-IFRS measure, is not specifically defined in IFRS, and is not the same as the standardized meaning of “net income” prescribed by IFRS and presented in our Management’s Discussion and Analysis for the year ended December 31, 2014. This non-IFRS measure may not be comparable to similar measures presented by other companies. The closest comparable IFRS measure is net income. We believe that using Stantec’s pre-tax, pre-bonus net income is preferable over using IFRS’s meaning of net income because ours excludes items that are outside of management’s control and allows the pool to be based on performance that executives can directly influence.

The size of the bonus pool depends on Stantec’s performance, specifically whether Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is within the targets identified during the strategic planning process. The bonus pool will be 20% if Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is between 8% and 12%. In cases where it is less than 8% or greater than 12%, the bonus pool adjusts proportionately to reflect a smaller or larger percentage. (Net revenue is an additional IFRS measure and is calculated as gross revenue less subconsultant and other direct expenses. For further discussion of net revenue and gross revenue, see the Definition of Additional IFRS Measures section in our Management’s Discussion and Analysis for the year ended December 31, 2014, which is incorporated by reference herein and filed on SEDAR at www.sedar.com.)

For 2014, the bonus pool represented 20.8% of pre-tax, pre-bonus net income, or $58,578,260.

Each executive is assigned a STIP target, expressed as a percentage of his or her base salary. Depending on performance and success as further described below, the executive may earn an annual bonus of between 0% and 200% of his or her STIP target. To determine the executive’s bonus, we review Stantec’s overall performance against the Corporate Scorecard and each executive’s personal objectives. The CEO’s performance is reviewed by the board of directors, while the performance of other executives is reviewed as part of the annual career development performance review process. Achieving “industry targets” results in being eligible for an award of 100% of the STIP target. Achieving “Stantec targets”—targets established on the Corporate Scorecard that are set as “stretch” targets or targets that are beyond average industry performance—results in an eligibility of an award of between 100% and 200% (maximum) of the STIP target.

STIP targets for the CEO, COO, CFO, and executive vice president positions in 2014 follow:

Position Title	Short-Term Incentive Plan Target

CEO	100%

COO	80%

CFO	70%

Executive Vice President	60%

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At the start of 2014, in collaboration with the board of directors, the Company identified key non-financial and financial objectives from our strategic plan; these were based on our four value statements:

We Put People First	We Are Better Together	We Do What is Right	We Are Driven to Achieve

Succession Planning	Account Management	Safety Culture	Net Revenue Growth

Career Streams	Strategic Pursuits	Quality Management	Net Revenue Organic Growth

	Diversity and Inclusion		Pre-tax, Pre-bonus Net Income

EPS Growth(1)

(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

Collectively, the financial and nonfinancial objectives identified under the four value statements form the Corporate Scorecard. Achievement of the Company-wide strategic objectives set out in the Corporate Scorecard—plus the regional and business objectives and individual performance objectives set in the fall of 2013—were used to determine the size of each executive’s STIP award for 2014.

In January 2015, the Corporate Governance and Compensation Committee reviewed a completed Corporate Scorecard which provided a final report on the results of the financial and non-financial objectives noted above. The Corporate Governance and Compensation Committee also reviewed the annual financial performance of the Company for 2014. The Corporate Scorecard was used holistically and in connection with individual performance to assist in determining each executive’s STIP award.

The Corporate Governance and Compensation Committee recommended to the board that Mr. Gomes, chief executive officer, receive a cash bonus of $1,147,500 representing 135% of his STIP target. The Company exceeded its target with respect to pre-tax pre-bonus net income, and neared the targets for net revenue growth and net revenue organic growth. However, not all targets on the Corporate Scorecard were achieved; targets not achieved related to the development of our must-win program, safety culture, and diversity and inclusion strategic initiatives.

Mr. Allen, chief operating officer, was granted a cash bonus of $742,291. Mr. Allen was charged with addressing several challenging operational issues, and all were successfully resolved. In addition, in the last quarter of 2014, Mr. Allen assumed responsibility for the Health, Safety & Environment program at Stantec to increase executive-level attention to this key Corporate Scorecard metric.

Mr. Lefaivre, chief financial officer, was granted a cash bonus of $551,250. Mr. Lefaivre’s significant personal performance with respect to the consolidation and operation of the functional services teams was a key factor when determining his STIP award.

Mr. DiManno, executive vice president, was granted a cash bonus of $400,000. Mr. DiManno continues to serve as regional operating unit leader for Canada and business operating unit leader for Energy & Resources. Mr. DiManno’s performance in both roles was a key factor when determining his STIP award.

Mr. Murray, executive vice president and US regional operating unit leader, was granted a cash bonus of $300,000. Similar to most executives within the STIP, Mr. Murray’s award closely tracks the CEO’s award, and thus, the Corporate Scorecard.

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Long-Term Incentive Plan

The most significant changes to our executive compensation program affect long-term incentives. We have historically granted our executives stock options governed by our Employee Share Option Plan. Under the Stantec Long-Term Incentive Plan (LTIP), which was approved by shareholders on May 15, 2014, we can grant our executives a range of other equity-based incentives that encourage greater alignment with long-term shareholder interests. Refer to Schedule C for a detailed description of the LTIP.

To date, the LTIP has been used to grant our executives stock options and performance share units (PSUs). Stock options are used as a reward for shareholder value creation. PSUs reward performance that drives profitable growth and capital management, as well as focuses executives on metrics that drive shareholder value.

Each executive position level has a target value of long-term incentives to be granted. The target value is calculated as a percentage of his or her base salary. The following table outlines the targets for our CEO, COO, CFO, and executive vice presidents.

Position Title	Long-Term Incentive Plan Target

CEO	200%

COO	100%

CFO	80%

Executive Vice President	60%

In 2014, each executive received one-third of the target value of long-term incentives in stock options and two-thirds in PSUs.

Performance Share Units

PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a three-year service condition that starts on the date they are granted.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. The performance objectives set in each grant year are used to determine the ultimate number of PSUs that will vest upon the completion of the three years of service by each executive.

For 2014, the Corporate Governance and Compensation Committee approved the use of Stantec’s future three-year performance on two equally weighted performance objectives: net income growth and return on equity. The number of PSUs which will vest can range from 0% to 200% of the number of units granted to each executive.

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To set the two performance objectives, the Corporate Governance and Compensation Committee approved four performance levels—miss, minimum, base, and maximum—that will dictate the amount of PSUs each executive will earn on payout:

Net Income	Miss	Minimum	Base	Maximum

Company’s Adjusted Net Income Growth Rate(1)	0%	4.0%	8.0%	19.0%

NI Award Amount	0%	50%	100%	200%

Return on Equity	Miss	Minimum	Base	Maximum

Company’s Average ROE Rate(2)	0%	8.0%	10.0%	18.0%

ROE Award Amount	0%	50%	100%	200%

(1)	Meaning the compound annual growth rate of the Company’s adjusted net income for the fiscal years 2014, 2015 and 2016, where the net income is adjusted to exclude the effect of extraordinary, unusual and/or non-recurring items. The Company’s Adjusted Net Income Growth Rate is a non-IFRS measure.

(2)	Meaning the average of the Company’s adjusted ROE for the fiscal years 2014, 2015 and 2016, where the ROE is adjusted to exclude the effect of extraordinary, unusual and/or non-recurring items. The Company’s Average ROE Rate is a non-IFRS measure.

Net Income Growth Test

If the Company’s Adjusted Net Income Growth Rate is below “miss,” no PSUs are earned for the NI Award. If the rate is between “miss” and “maximum,” the NI Award will be interpolated on a linear basis. If the rate is above “maximum,” the NI Award is capped at 200%.

Return on Equity Test

If the Company’s Adjusted Average ROE Rate is below “miss”, no PSUs are earned for the ROE Award. If the rate is between “miss” and “maximum,” the ROE Award will be interpolated on a linear basis. If the rate is above “maximum,” the ROE Award is capped at 200%.

PSUs will be paid out at their cash value, which is determined on the third anniversary of the grant date. Over the course of the vesting period, the value of a PSU will fluctuate with any change in the share price.

Stock Options

One-third of the executives’ long-term incentive is awarded in stock options. In 2014, 69 executives participated in the LTIP, totalling a grant of 367,926 options. To determine the number of stock options to grant to each executive under the LTIP, the Company used the Black-Scholes valuation method for each option as of March 4, 2014. Stock options granted in 2014 have a seven-year term with a three-year equal vesting schedule and an exercise price of $32.90.

Key Employee Stock Option Grants

Key employees who do not participate in the executive LTIP are also granted stock options. In 2014, the Company granted to key employees a pool of 436,000 options under the long-term incentive plan, with a three-year equal vesting schedule and an exercise price of $32.90. This grant was allocated among 143 key employees.

The process to determine the number of options that Stantec had available for issuance (inclusive of executive LTIP awards and key employee stock options) in 2014 was tied to the performance of the Company in 2013. The Corporate Governance and Compensation Committee identified two key goals that tied to the issuance of options to key employees: revenue growth and earnings per share growth. Thus, the total number of options available in 2014 was dependent on the following:

•	Pre-tax, pre-bonus net income being between 8% and 12% of net revenue, and

•	Earnings per share (EPS) having grown from the previous year

The maximum number of options would have been issued if pre-tax, pre-bonus net income was 12% of net revenue or greater and if an EPS growth of 15% was achieved. EPS was calculated as net income divided by the weighted average number of common shares outstanding during the period. Each metric was equally weighted when determining the size of the available key employee option pool.

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The following table outlines the dilution and run rate of Stantec’s existing Employee Share Option Plan for the past two years. Percentages shown are as of December 31 for 2013 and 2014.

Rate	Description	2013	2014

Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding divided by the number of common shares outstanding.	2.80%	2.90%

Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year divided by the number of common shares outstanding.	0.99%	0.86%

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Stock Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

Under the Group RRSP, Stantec matches an employee’s contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employee contributions are used to purchase Stantec shares. Stantec matches employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). Together, Stantec’s maximum contribution has a matching potential of 5% of the employee’s base salary (3% for the Group RRSP and 2% for the registered or non-registered ESPP). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary and cash bonus—together, these amounts are the Eligible Compensation—and at 50% on the next 2% of Eligible Compensation. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 0.5% of Eligible Compensation when the employee contributes 1% and at 1% of Eligible Compensation when the employee contributes 2% or more.

Service Awards

Stantec’s Milestone Service Award Program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every five years after that. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

Canadian employees receive a one-time lump-sum contribution to the employee’s non-registered ESPP of $500 for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US and Puerto Rico employees receive a one-time lump-sum contribution, which is used to purchase Stantec stock under the ESPP, in the amount of US$500 for every 5 years of service to a maximum award of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

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Our Decision-Making Process

The Corporate Governance and Compensation Committee is responsible for determining the principles of executive compensation on behalf of the board and administering executive compensation policies. The committee develops programs designed to effectively achieve the Company’s primary compensation objectives.

The committee is composed of three independent directors. At 2014 year end, the directors were Susan Hartman (chair), Delores Etter, and Donald Lowry. Each committee member brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

Approval Process

Executive Compensation

Annually, the Corporate Governance and Compensation Committee reviews and approves the compensation programs available to Company executives and the performance criteria associated with the annual incentive bonus and stock option grants. The compensation for each NEO (other than that of the CEO) is approved by the CEO with recommendations and guidance from the committee. Annual incentive bonus awards and option grants for Stantec’s performance in the year ended December 31, 2014, were recommended by the CEO to the committee in February 2015, following the substantial completion of the Company’s annual financial statements.

Independent Advice

As part of the Corporate Governance and Compensation Committee’s ongoing review of our compensation practices in 2013, the committee retained an independent consultant to provide compensation advisory services. The committee issued a request for proposal to three firms in March 2013, and after the selection process, awarded the mandate to Mercer on April 1, 2013. The engagement extended into early 2014 because Mercer was consulted on the roll-out and implementation of the new executive compensation program. In addition, Mercer was retained in November 2014 to assist with the Corporate Governance and Compensation Committee’s review of director compensation.

As part of the selection process, the committee considered whether Mercer provided compensation advisory services or any other services to management and directors, or to members of management personally. Mercer did not provide compensation services to any of these parties. Mercer provided management with access to the annual compensation survey data for our overall employee population, as well as provided some consulting services related to the service delivery model used by our People & Practice group. In addition, Mercer had previously acted as the 401(k) plan third-party administrator for one of our acquired firms, and they continued to assist us in that function until the plan was wound down at the end of 2012. The committee determined that the scope and number of these services would not compromise the ability of Mercer to provide independent advice about executive compensation to the committee. The table below sets out the fees paid to Mercer for its executive compensation engagement and fees paid to Mercer and its affiliates for the other services described in this paragraph.

Fees Paid to Mercer (Canada) Limited

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)

2013	418,363(1)	77,779

2014	29,602	430,659

(1)	Includes invoices received in 2014 that relate to services performed by Mercer in 2013.

Mercer’s mandate in 2014 was to

•	Provide advice on the rollout and implementation of the new executive compensation program

•	Provide assistance to our People & Practice group to review and recommend changes to our service delivery model

•	Prepare a report on director compensation to the Corporate Governance and Compensation Committee, targeting the first quarter of 2015 for presenting the report to the committee

The committee determined it was not necessary to put a preapproval policy in place for other services rendered by Mercer or its affiliates for two reasons: (1) the nature and scope of Mercer’s mandate was limited to the above parameters for 2013 and 2014 and (2) Mercer is not engaged on a retainer basis to provide ongoing advisory services to the committee at this time.

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Benchmarking

Historically, the Corporate Governance and Compensation Committee has targeted base salaries for our executives that provide a fixed level of compensation at the mid-range for comparable positions and annual incentive bonuses and long-term incentives at a higher-than-market range if applicable performance goals are met. Benchmarking was done based on management and industry surveys, as well as on management’s internal assessment of market salaries and target bonuses for similar positions.

Throughout 2013, the committee and Mercer used a group of 15 compensation peer companies while developing our Company’s updated approach to executive compensation, which took effect in January 2014. While developing the list, the committee considered industry classification, country of residence, total revenue, and market capitalization of each peer to create a comparator group that reflects a range of relevant industry peers, as well as peers of a similar size and location.

The compensation peer companies follow:

Company Name(1)	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)	Market Capitalization ($) (mm)

AECON Group Inc.	Construction and Engineering	Canada	3,069	605

Bird Construction	Construction and Engineering	Canada	1,332	507

Chicago Bridge & Iron, Co.	Construction and Engineering	US	11,425	5,274

Dycom Industries Inc.	Construction and Engineering	US	1,945	1,386

IHS Inc.	Research and Consulting Services	US	2,448	9,034

Mastec Inc.	Construction and Engineering	US	4,454	2,148

Quanta Services, Inc.	Construction and Engineering	US	6,717	6,998

SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	7,913	6,756

Stantec Inc.	Research and Consulting Services	Canada	2,530	2,996

Stuart Olson(2)	Construction and Engineering	Canada	1,106	191

Tetra Tech Inc.	Environmental and Facilities Services	US	2,669	1,939

WSP Global Inc.	Construction and Engineering	Canada	2,016	3,088

(1)	URS Corp., Foster Wheeler AG and Michael Baker Corp. formed part of the initial peer group; all have since been acquired and therefore removed from the peer group.

(2)	Churchill Group changed its name to Stuart Olson

Revenue figures are on a trailing 12-month basis as of the third quarter of 2014 and have been converted to Canadian dollars based on the average exchange rate over the same period. Market capitalization figures are as of December 31, 2014, and have been converted to Canadian dollars based on the year-end exchange rate.

The Mercer review showed that in 2013 our CEO’s base salary and long-term incentive compensation fell significantly below the twenty-fifth percentile of the peer group and his short-term incentives fell well above the peer group median. Because of this, effective January 1, 2014, the Committee raised our CEO’s base salary to near the peer group median and rebalanced the total compensation mix by reducing the emphasis on short-term incentives and increasing the focus on long-term incentives.

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk taking by our executives. The following components of our executive compensation programs mitigate risk:

Mix of Fixed and At-Risk Pay

In 2014, we offered to our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives. The new programs for short- and long-term incentives have built-in caps on compensation that our executives can realize from these vehicles, providing a maximum ceiling of compensation commensurate with market practice. Increasing the emphasis on long-term incentives in our pay mix further aligns the interests of our executives with long-term shareholder value. Adding performance hurdles to a significant component of our long-term incentive programs and having a variety of performance metrics for both our short- and long-term incentive plans supports our pay-for-performance philosophy and responds to our shareholders’ expectations.

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New Employment Contracts

Our CEO, COO, CFO, and executive vice presidents all entered into new employment agreements with the Company effective January 1, 2014. These agreements incorporate the necessary terms and conditions of the changes to our executive compensation plans, as well as an obligation to adhere to our share ownership and executive compensation clawback policies. We increased the scope and duration of the non-competition and non-solicitation restrictive covenants for our COO and CFO to better align with the requirements of our CEO and with the market practice for these roles. We also revised our approach to the payments our executives receive on termination without cause and included a “double-trigger” provision before a termination payment is owing following a change of control of Stantec. This requires that the executive be terminated without cause or terminate his or her employment for good reason following a change of control.

Executive Leadership Succession Planning

The committee is responsible for oversight of the executive leadership succession planning process, particularly for CEO succession planning. The committee adopted a CEO succession-planning framework that outlines the steps it will take, in accordance with its work plan, to manage both critical and long-term succession planning.

The committee receives a quarterly report from the CEO about the critical and long-term succession planning measures for the CEO and key leadership positions at Stantec. At each in-person meeting, the board hears presentations from and meets with key employees. Since these employees are potential successor candidates for executive positions, the board can engage with candidates from a robust internal pool.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted share ownership requirements for executive officers.

In 2014, our CEO was required to own five times his base salary in shares or deferred share units (with at least two times his base salary held in shares). Every NEO (other than our CEO) was required to hold three times his base salary in shares. Under the senior executive share ownership policy, each senior executive has five years from implementation of the policy (January 1, 2014) to comply with the ownership requirement. Each year following implementation, every NEO (other than the CEO) is expected to increase his holdings by at least 20%; this will ensure compliance by the fifth year.

The table below sets out (1) the common shares, the performance share units (PSUs) and either the deferred share units (DSUs) or restricted share units (RSUs) held by each NEO, (2) his ownership interest, demonstrating compliance with our policy as of December 31, 2014, and (3) the total amount of equity held by the NEO that is at risk. The value of each common share used for this calculation is the closing market price on the TSX on December 31, 2014 ($31.93). The value of each RSU and DSU was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2014 ($31.35). The value of each PSU was calculated using the closing price of Stantec shares for the last trading day of 2014.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Base Compensation ($)	Eligible Value as a Multiple of Base Salary(1)	Meeting Policy (2)	Value of RSUs Held ($)	Value of PSUs Held ($)	Total Value at Risk ($)(3)

Bob Gomes	5,318,612	3,729,020	831,736	10.88		n/a	1,109,089	10,156,720

Rich Allen	1,341,028	n/a	574,618	2.33		525,677	379,648	2,246,353

Dan Lefaivre	1,734,182	n/a	447,117	3.88		363,127	234,813	2,332,122

Tino DiManno	513,147	n/a	399,042	1.29		296,383	156,521	966,051

Scott Murray	790,778	n/a	363,894	2.17		206,753	143,142	1,140,674

(1)	The value of RSUs and PSUs held by executive officers does not count toward our minimum equity requirements. As such, these values are not included in this calculation. Because DSUs are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included their value in this calculation.

(2)	The share ownership requirements were revised on January 1, 2014. Executives have five years to comply with the requirements. All executives have satisfied the requirement to hold at least 20% of their base compensation in shares at the end of the first year of the new equity ownership requirements.

(3)	The total value at risk for our CEO includes the value of his common shares, DSUs and PSUs. The total value at risk for the remaining NEOs includes the value of their common shares, RSUs and PSUs.

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Share Retention Requirements

In 2014, we revised our CEO share ownership policy to include a requirement that for one year following the CEO’s retirement from his role, he must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term high-risk decision making.

Executive Compensation Clawback Policy

In 2012, the board adopted an executive compensation clawback policy. The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in situations where

•	The amount of a bonus or incentive compensation was calculated based on or contingent on the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements

•	The amount of the bonus or incentive compensation that would have been awarded to, or the profit realized by, the executive had the financial results been properly reported would have been lower than the amount actually awarded or received

No Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in value of equity securities of the Company.

Performance Graph

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2009, assuming reinvestment of dividends, against the total return of the S&P/TSX Composite Total Returns Index.

In 2014 we implemented several changes to our executive compensation program to enhance our focus on pay-for-performance. As a result of a peer benchmarking review, the compensation mix for our NEOs was adjusted to target executive compensation at approximately the fiftieth percentile (P50) of the market. To accomplish this, we placed greater emphasis on long-term incentives to align with shareholder value creation. Total compensation has notionally increased but the majority of the increase is attributable to the grant of long term incentives. These incentives are disclosed at their grant date fair value; however, the actual realizable value is dependent on the future performance of the Company.

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We believe that the adjustments we made to the executive compensation program align well with our stated compensation philosophy of attracting and retaining the leadership Stantec depends on for its success. The performance measures also align total compensation with the interests of our shareholders by motivating our leadership team to achieve short- and long-term financial and strategic objectives that will ultimately enhance shareholder value.

2014 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO and the next three most highly compensated executive officers, who, collectively, are our named executive officers (NEOs). Note that the 2014 total compensation for the NEOs in the table below has increased due to two primary factors: (1) the base salaries of the executives were increased to align with the target of fiftieth percentile (P50) of the market as a result of the benchmarking review completed in 2013 and (2) we placed greater emphasis on long-term incentives to align with shareholder value creation to better match executive compensation to our philosophy of pay-for-performance. Long-term incentives are disclosed at their grant date fair value; however, the actual realizable value is dependent on the future performance of the Company.

Name and Principal Position	Year	Salary ($)(1)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
			Share- Based Awards(3)	Option- Based Awards(4)	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Bob Gomes President & CEO	2014 2013 2012	831,736 375,005 375,005	1,133,339 375,000(5) 375,000(5)	566,501 -	1,147,500 2,513,337 2,073,275	- - -	- - -	58,354 44,000 27,038	3,737,430 3,307,342 2,850,318
Dan Lefaivre Executive Vice President & CFO	2014 2013 2012	447,117 372,120 300,008	239,973 170,000(6) 130,000(6)	119,954 55,890 -	551,250 510,000 390,000	- - -	- - -	28,613 23,123 18,258	1,386,907 1,131,133 838,266
Rich Allen(7) Executive Vice President & COO	2014 2013 2012	574,618 410,935 374,853	387,957 247,152(6) 187,500(6)	193,909 55,890 -	742,291 741,456 562,500	- - -	- - -	46,256 29,811 32,867	1,945,031 1,485,244 1,157,720
Tino DiManno Executive Vice President	2014 2013 2012	399,042 374,043 323,084	159,960 132,500(6) 110,000(6)	79,974 55,890 42,350	400,000 397,500 330,000	- - -	- - -	22,745 20,860 19,159	1,061,721 980,793 824,593
Scott Murray(7) Executive Vice President	2014 2013 2012	363,894 322,799 273,946	146,273 95,257(6) 75,000(6)	73,123 55,890 42,333	300,000 285,770 225,000	- - -	- - -	30,922 18,517 21,438	914,212 778,233 637,717

(1)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(2)	Represents the value of additional deferred share units (DSUs), restricted share units (RSUs) and performance share units (PSUs) credited to each NEO to account for the issuance of dividends on his total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, AND Milestone Service Awards, as well as payouts of vacation time that accrued but not taken within the time limits prescribed under Stantec policies.

(3)	In 2014, all NEOs received share-based awards in the form of PSUs. Values stated for 2014 represent the grant date fair value of the units granted on March 4, 2014, at a price of $32.90.

(4)	Represents options for common shares of Stantec. The fair values of options disclosed in the table above have been estimated at the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions: 2014—Option Life = 7 years, Risk-Free Interest Rate = 1.34%, Volatility = 26.07%, and Expected Hold Period to Exercise = 4.5 years; 2013—Option Life = 7 years, Risk-Free Interest Rate = 1.44%, Volatility = 34.96%, and Expected Hold Period to Exercise = 4.5 years; 2012—Option Life = 7 years, Risk-Free Interest Rate = 1.39%, Volatility = 39.08%, and Expected Hold Period to Exercise = 4.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payments used for accounting purposes.

(5)	Represents the grant date fair value of DSUs awarded to Mr. Gomes under his former employment agreement. In 2013 and 2012, Mr. Gomes was awarded quarterly allotments of DSUs with a cash value of $93,750 at the time of the grant. The number of units awarded to him was calculated using the closing market price of Stantec’s shares on the grant date.

(6)	Represents the grant date fair value of RSUs awarded to the NEO. The 2013 RSUs were granted on March 4, 2014, at a price of $32.90 per unit. The cash value of the units awarded represent 25% of the recipient’s annual incentive bonus for the year ended prior to the year in which the grant is actually made. Thus, awards for performance in 2013 were granted at the beginning of 2014, and awards for performance in 2012 were granted at the beginning of 2013. The number of units granted to each NEO was based on the closing market price of Stantec’s shares on the grant date.

(7)	Mr. Allen and Mr. Murray receive their base salary, bonus, long-term incentive, and other compensation in US dollars. The amounts reflected in the table above are the Canadian dollar equivalents of US compensation based on an average annual currency exchange rate. In 2014, the average exchange rate was $1.1046; in 2013, it was $1.0298; and in 2012, it was $0.9996.

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Outstanding Option-Based and Share-Based Awards

The following table summarizes all option- and share-based awards outstanding as at December 31, 2014, for each NEO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(4)
Bob Gomes	15,000 81,702	14.700 32.900	August 18, 2015 March 4, 2021	258,450	34,728	1,829,627	3,729,034
Rich Allen	10,000 27,966	20.875 32.900	February 26, 2020 March 4, 2021	110,550	28,655	1,151,938	0
Dan Lefaivre	10,000 10,000 10,000 17,300	14.700 14.325 20.875 32.900	August 18, 2015 January 28, 2018 February 26, 2020 March 4, 2021	458,900	18,936	750,516	0
Tino DiManno	15,000 10,000 10,000 10,000 11,534	14.700 14.325 14.875 20.875 32.900	August 18, 2015 January 28, 2018 February 28, 2019 February 26, 2020 March 4, 2021	715,600	14,355	554,590	0
Scott Murray	3,336 6,668 10,546	14.875 20.875 32.900	February 28, 2019 February 26, 2020 March 4, 2021	130,610	11,077	442,885	0

(1)	The closing price of Stantec shares of $31.93 as of December 31, 2014, was used to calculate the aggregate value.

(2)	Represents the value of PSUs awarded to Mr. Gomes in 2014. PSUs were valued based on the payout expected as a result of Stantec achieving performance objectives consistent with targets established in its 2014 Strategic Plan (thus, a multiplier of 165% was applied to the PSUs granted in 2014 for the purpose of this disclosure). The number of PSUs that actually vest and pay out will be dependent on Stantec’s performance. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $31.93 as of December 31, 2014, was used to calculate the value of the PSUs.

(3)	Represents the aggregate value of (a) PSUs awarded to Mr. Allen, Mr. Lefaivre, Mr. DiManno, and Mr. Murray in 2014, and (b) RSUs awarded to them on March 4, 2014, and February 26, 2013. PSUs were valued in the same way as described for Mr. Gomes above. RSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2014 ($31.35).

(4)	This value represents DSUs awarded to Mr. Gomes under his former employment agreement. DSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2014 ($31.35).

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option and share-based awards vested or earned by each NEO during the 2014 fiscal year.

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation— Value Earned during the Year ($)

Bob Gomes	0	42,537	1,147,500

Rich Allen	39,967	404,476	742,291

Dan Lefaivre	105,203	254,224	551,250

Tino DiManno	168,777	222,455	400,000

Scott Murray	168,777	135,742	300,000

(1)	For Mr. Allen, one-third of the options granted to him in 2013 under the Employee Share Option Plan vested in 2014. For Mr. Lefaivre, one-third of the options granted to him under the Employee Share Option Plan in 2011 and 2013 vested in 2014. For Mr. DiManno and Mr. Murray, one-third of the options granted to them under the Employee Share Option Plan in 2011, 2012 and 2013 vested in 2014.

(2)	Represents the value of DSUs earned by Mr. Gomes in 2014 as dividends on his total DSU holdings. No new DSUs were granted to Mr. Gomes in 2014 other than those credited as dividends on awards made before 2014. DSUs vest on issuance and will be exercised and paid out in cash upon Mr. Gomes’s retirement, death, or termination from Stantec.

(3)	Represents the value of RSUs issued as part of Mr. Allen’s, Mr. Lefaivre’s, Mr. DiManno’s, and Mr. Murray’s 2012 compensation that vested in 2014. Values for RSUs are based on actual payouts made in 2014. RSUs are paid out in the cash value of the units on the second anniversary of the grant date or in the event of the earlier death of the executive.

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Gains Realized through Options Exercised in the Year

The following table shows the value of gains realized for the NEOs following the exercise of stock options in 2013 and 2014.

	2013 ($)	2014 ($)

Bob Gomes	245,461	350,168

Dan Lefaivre	99,680	184,715

Rich Allen	375,400	317,258

Tino DiManno	497,023	-

Scott Murray	181,619	195,842

Equity Compensation Plan Information

The following table sets forth as at December 31, 2014, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of these outstanding options and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2014, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)

Equity compensation plans approved by security holders	2,676,568(1)	21.82	4,219,586(2)

(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (1,896,154) and options granted under Stantec’s current Long-Term Incentive Plan (780,414).

(2)	This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s Long Term Incentive Plan (5,000,000), less the 780,414 options issued and outstanding under the plan as at December 31, 2014. The Long Term Incentive Plan replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

Employment Agreements

2014 Employment Agreements

On January 1, 2014, the Company entered into new employment agreements with our NEOs. These agreements incorporate changes made to our executive compensation program in 2014, as well as an obligation to adhere to our share ownership and executive compensation clawback policies. In addition, the following key terms apply.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants in varying scope and duration. Mr. Gomes’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Allen and Mr. Lefaivre are subject to similar restrictions; however, their covenants apply for one year following the termination of their employment. Mr. DiManno and Mr. Murray are subject to a non-solicitation covenant that restricts them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of an NEO’s employment, all notes, data and information accumulated or developed by the NEO must be returned to the Company. All such information remains confidential and NEOs are prohibited from using such information in a manner that is detrimental to the interests of the Company.

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Benefits on Termination and Change of Control

The following tables summarize the payments which would be due to each NEO in the event of the termination of his employment or a change of control. The payments described below relate to the employment agreements that the NEOs entered into with the Company effective January 1, 2014.

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause
Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than what may be calculated in the severance payment described below	No bonus eligibility other than what may be calculated in the severance payment described below	Not eligible for annual bonus
Vested Stock Options(2)	Must exercise within 90 days of effective date of resignation; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled
Unvested Stock Options(2)	Cancelled	Cancelled	All options immediately vest and must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Cancelled
Deferred Share Units	Payout of previously granted DSUs within 60 days of resignation	Payout of previously granted DSUs within 60 days of termination	Payout of previously granted DSUs within 60 days of termination	Payout of previously granted DSUs within 60 days of termination
Performance Share Units	Cancelled	Cancelled	All PSUs vest as if all performance objectives they relate to have been satisfied based on performance objectives achieved as of the effective date of termination; payout of PSUs within 60 days of termination	Cancelled
Other Benefits including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable

Unpaid salary earned to the date of termination, together with the following:

Two times annual base salary existing as at the effective date of termination; and

Two times the CEO’s Historical Bonus Amount(3)

Unpaid salary earned to the date of termination, together with the following:

Two times annual base salary existing as at the effective date of termination; and

Two times the CEO’s Historical Bonus Amount(3)

No severance payable

(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within twelve months following the change of control, (a) Mr. Gomes’s employment is terminated without cause, or (b) Mr. Gomes terminates his employment with good reason. For the purpose of Mr. Gomes’s employment agreement, a change of control would occur when: (a) a person acquires more than 50% of our common shares, (b) the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of our board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of his employment agreement, “good reason” means Mr. Gomes’s salary, authority, duties or responsibility is materially diminished, or a material change is made to the geographic location where he must perform his services.

(2)	Represents the terms existing under our Long Term Incentive Plan. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of Mr. Gomes’s termination or resignation.

(3)	For the purpose of Mr. Gomes’s employment agreement, Historical Bonus Amount means the average amount of the last three short term incentive cash bonuses paid to Mr. Gomes. Because significant changes were made to Mr. Gomes’s bonus entitlement under his new employment agreement, transitory provisions are provided for in that agreement. For the year ended December 31, 2014, Mr. Gomes’s Historical Bonus Amount is set at $850,000 for the purpose of calculating the Historical Bonus Amount.

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Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause
Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than what may be calculated in the severance payment described below	No bonus eligibility other than what may be calculated in the severance payment described below	Not eligible for annual bonus
Vested Stock Options	Must exercise within 90 days of effective date of resignation; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled
Unvested Stock Options	Cancelled	Cancelled	All options immediately vest and must exercise within 90 days of effective date of termination; options remaining unexercised after that are cancelled	Cancelled
Restricted Share Units	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Immediately vests and payment of Special Value calculated in accordance with the terms of the RSU plan. Double trigger requirement does not apply(2)	Forfeits all unvested and unpaid RSUs
Performance Share Units	Cancelled	Cancelled	All PSUs vest as if all performance objectives they relate to have been satisfied based on performance objectives achieved as of the effective date of termination; payout of PSUs within 60 days of termination	Cancelled
Other Benefits including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable

Unpaid salary earned to the date of termination, together with the following:

One times annual base salary existing as at the effective date of termination; and

One times the NEO’s Historical Bonus Amount(3)

Unpaid salary earned to the date of termination, together with the following:

One times annual base salary existing as at the effective date of termination; and

One times the NEO’s Historical Bonus Amount(4)

No severance payable

(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within twelve months following the change of control, (a) the NEO’s employment is terminated without cause, or (b) the NEO terminates his employment with good reason. For the purpose of the employment agreements, a change of control would occur when (a) a person acquires more than 50% of our common shares, (b) the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of our board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of the employment agreements, “good reason” means the NEO’s salary, authority, duties or responsibility is materially diminished, or a material change is made to the geographic location where the NEO must perform his services.

(2)	The double-trigger requirement does not apply to previously granted RSUs. Change of control for the purpose of triggering a right to payment of the “Special Value” of RSUs is deemed to occur if “… any person or any group of two or more persons acting jointly or in concert acquires (within the twelve month period preceding the most recent acquisition by such persons), directly or indirectly, or acquires the right to control or direct the beneficial ownership of the Corporation possessing 50% or more of the outstanding total voting power of the securities of the Corporation or any successor to the Corporation, in any manner …. ” “Special value” is based on either the weighted average price paid by the acquirer for the common shares or the volume weighted average on the TSX (further described in the RSU plan).

(3)	For the purpose of each NEO’s employment agreement, Historical Bonus Amount means the average amount of the last three short term incentive cash bonuses paid to the NEO. For the purpose of calculating the NEO’s severance payment, the amount of short term incentive cash bonus paid to each NEO in 2011, 2012, and 2013 is added to the grant date fair value of RSUs granted to the NEO in each of those respective years.

(4)	Mr. Allen and Mr. Lefaivre receive two times their annual base salary existing as at the effective date of termination and two times their Historical Bonus Amount on a change of control.

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Termination Payment Calculation

The following table presents the incremental payments we would have to make to each NEO if a triggering event (i.e., a termination without cause or a change of control payment trigger) occurred on the last business day of 2014, Stantec’s most recently completed financial year:

Name	Termination Payout on a Without Cause Termination ($)	Termination Payout on a Change in Control ($)

Bob Gomes	3,400,010	3,400,010

Rich Allen	1,387,488	2,774,975

Dan Lefaivre	993,784	1,987,567

Tino DiManno	850,709	850,709

Scott Murray	669,246	669,246

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Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Stock Split

Unless otherwise indicated, all share capital, option- and share-based awards, and pricing information presented in this circular have been adjusted for the Company’s two-for-one stock split effective November 14, 2014.

Interest of Certain Persons in Matters to be Acted Upon

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting.

2014 Shareholder Proposals

Shareholder proposals must be submitted no later than December 20, 2015, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2016 annual shareholders’ meeting.

Continuous Disclosure

To obtain copies of this circular, the Company’s Annual Information Form for the year ended December 31, 2014, or the Company’s Annual Report (which includes the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2014, do one of the following:

•	Go to the Company’s website at www.stantec.com and print copies

•	Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at www.sedar.com. Financial information for Stantec is provided in the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2014. Both documents can be found in our 2014 Annual Report.

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Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. We invite you to comment using the following contact information:

Investor Relations

Telephone: (780) 917-7114

Fax: (780) 917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

Fax: (780) 917-7330

www.stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

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Schedule A

Activities of the Audit and Risk Committee in 2014

The Audit and Risk Committee met six times in 2014 and in accordance with its charter and internal work plan, accomplished the following:

Financial Reporting
Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial press releases, and Annual Information Form

Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial press releases

Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies

Reviewed with management quarterly the indicators of impairment to the Company’s goodwill

Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures, and Internal Audit

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president and CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX

Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA

Reviewed and approved the internal audit plan

Examined the reports of the internal auditor concerning the effectiveness of internal control

Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

External Auditors—The Shareholders’ Auditors
Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor

Reviewed the external auditor’s annual client services plan

Conducted a comprehensive review of the external auditor’s performance under the new guidance for such reviews

Reviewed and approved proposed external audit fees for the year

Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor

Approved all audit and preapproved all non-audit services provided by the external auditor

Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

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Risk Oversight

Focused on reviewing the risks Stantec faced in 2014 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the board strategy session

Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk- adjusted return on capital of significant new businesses and line-of-business initiatives

Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and CEO

Completed reviews of management’s risk assessments required for all major acquisitions approved by the board during the year

Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks

Reviewed the impact of the Company’s capital structure on its current and future profitability

Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

Other Matters
Reviewed and revised the Audit and Risk Committee Terms of Reference and work plan

Completed the annual self-assessment of the Committee’s performance and reported thereon to the board

Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct and concerns relating to accounting, internal accounting controls, and auditing matters

Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

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Schedule B

Activities of the Corporate Governance and Compensation Committee in 2014

The Corporate Governance and Compensation Committee met four times in 2014 and, in accordance with its terms of reference and internal work plan, accomplished the following:

Corporate Governance Process Review
Reviewed corporate policies and procedures for each of the following key governance areas:
• Corporate strategy and strategic planning
• Annual budgeting
• Identification of principal business risks and systems for managing such risks
• CEO and senior management succession planning
• Corporate communications
• Corporate internal controls and management information systems
Reviewed all board-approved policies and reported back to the board
Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee
Ensured that each committee reviewed its terms of reference and updated them as required

Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States

Reviewed compliance with CEO and senior executive share ownership requirements
Board of Directors Governance
Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Managed an internal continuing education program for current directors
Conducted the annual board assessment and individual director assessment process
Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
Set the number of directors and the membership of committees for the year for recommendation to the board
Reviewed director compliance with share ownership requirements
Developed a board and board committee chair succession planning framework
Compensation Matters
Reviewed and approved the CEO’s recommendations for 2014 compensation for the Company’s executive leadership team, inclusive of the CEO’s Short Term Incentive Plan Award.
Reviewed and approved the issuance of performance share units to the executive leadership team under the Long Term Incentive Plan
Reviewed and approved the 2014 option grant to the eligible participants
Commenced a review of the adequacy and form of compensation of directors by engaging an external consultant
Performance Review and Succession Planning
Developed annual performance objectives for the CEO for 2015
Reviewed the performance of the CEO on a quarterly basis against his 2014 objectives in a session conducted in camera with the CEO
Reviewed the CEO succession planning measures and developed both an emergency plan and a strategic long-term plan for CEO succession
Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

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Schedule C

Stantec Long-Term Incentive Plan

Overview of the Plan

Shares Authorized for Issuance under the Plan

The Stantec Long-Term Incentive Plan (LTIP) authorizes up to a maximum of 5,000,000 of the Company’s common shares (representing 5.32% of our issued and outstanding shares as of March 20, 2015) to be granted as awards to employees of Stantec and its subsidiaries under the plan.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares, shares which have been acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery, or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 1.06% of our issued and outstanding shares as of March 20, 2015) may be made the subject of performance share units or restricted share units

•	The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•	The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•	The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, upon settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

Administration of the Plan

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The Committee will determine who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include:

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

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•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include:

•	An increase in the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•	Any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	An increase in the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	An extension of the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Any other amendment to the Stantec LTIP that is not: (a) an amendment made to maintain continued compliance with applicable laws or regulations, or (b) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

Award Adjustments

The Committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

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Awards Available under the Plan

Summary of Available Awards

Under the Stantec LTIP, the Company can issue five awards, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle

Options	Gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.

Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as covered by the option and is subject to the same terms and conditions. A recipient can choose to either exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

Dividend Equivalent Rights	Gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.

Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU upon meeting the applicable vesting criteria.

Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria, gives the recipient the right to receive payment equal to either (1) the fair market value of the shares on the applicable date or (2) a percentage of the fair market of the shares on the applicable date, based upon attainment of performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

Performance Objectives

Under the Stantec LTIP, the Committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these; or, other than with respect to 162(m) awards, any other metric approved by the Committee. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The Committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications is permitted to the extent it would cause a 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

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Details of Each Award Vehicle

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for both incentive stock options as defined under section 424 of the U.S. Internal Revenue Code and non-qualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, bank draft, or by tender of other property acceptable to the Committee. The Committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The Committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The Committee may accelerate the exercisability of an option at any time. The Committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP plan are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares as to which the SAR is being exercised. At the time of the grant, the Committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the Committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of these. If the amounts payable are deferred, the Committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the Committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of such dividend equivalent right may not be contingent upon or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

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Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the fair market value of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the Committee when the RSUs were granted. The award of an RSU may be made contingent upon such conditions as established by the Committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The Committee may provide for the settlement of the RSUs in cash or in shares (at the fair market value), or a combination of these. The Committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent upon such conditions established by the Committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares, and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the fair market value of a share on the date the PSU was granted, became vested, or any other date specified by the Committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objective attainment. In no event shall the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The Committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the Committee may provide a limitation on the amount payable in respect of each PSU.

Effect of Termination of Employment on Awards

The Stantec LTIP contains provisions concerning the treatment of awards upon termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the Committee at any time before or after the recipient’s termination of employment, with the consent of the grantee.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for a period of 90 days following the termination date. If the recipient dies within that 90-day period, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

Exceptions to the above treatment of awards upon termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment upon Death

•	Options and SARs – become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level, and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

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Treatment upon Disability

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable prior to the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•	Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Termination following a Change in Control

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – become immediately exercisable as of the termination date

•	Unvested RSUs – become fully vested as of the termination date and will be settled as described in the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or an acquisition of all of the issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or, if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to all of the conditions, restrictions, and performance criteria which were applicable to the awards prior to the transaction taking place.

If a change of control is also a Transaction (as described above), the recipient’s outstanding awards will be treated as follows immediately upon the occurrence of the change in control.

•	Options and SARs – become immediately exercisable

•	Unvested RSUs – become fully vested and settled in accordance with the terms of the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days following the change of control

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Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP.

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company, or engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards or proceeds therefrom granted under the Stantec LTIP are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the Committee may grant, settle, or administer awards on different terms and conditions from those specified in the Stantec LTIP as the Committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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Locations
Canada
Calgary, Alberta Edmonton, Alberta Fort McMurray, Alberta Grande Prairie, Alberta Lethbridge, Alberta Medicine Hat, Alberta Red Deer, Alberta Burnaby, British Columbia Kamloops, British Columbia Kelowna, British Columbia Quesnel, British Columbia Sidney, British Columbia Surrey, British Columbia Terrace, British Columbia Vancouver, British Columbia Victoria, British Columbia Winnipeg, Manitoba Fredericton, New Brunswick Moncton, New Brunswick Saint John, New Brunswick Corner Brook, Newfoundland and Labrador Happy Valley-Goose Bay, Newfoundland and Labrador St. John’s, Newfoundland and Labrador Yellowknife, Northwest Territories
Halifax, Nova Scotia Sydney, Nova Scotia Iqaluit, Nunavut Barrie, Ontario Guelph, Ontario Hamilton, Ontario Kitchener, Ontario London, Ontario Markham, Ontario Mississauga, Ontario North Bay, Ontario Ottawa, Ontario Sudbury, Ontario Toronto, Ontario Windsor, Ontario Charlottetown, Prince Edward Island Amos, Quebec Baie-Comeau, Quebec Gatineau, Quebec Laval, Quebec Longueuil, Quebec Montreal, Quebec Quebec City, Quebec Rimouski, Quebec Rouyn-Noranda, Quebec Sainte-Anne-des-Monts, Quebec Saint-Félicien, Quebec
Saint-Laurent, Quebec Trois-Rivières, Quebec Val-d’Or, Quebec Regina, Saskatchewan Saskatoon, Saskatchewan Whitehorse, Yukon
United States
Birmingham, Alabama Anchorage, Alaska Fairbanks, Alaska Juneau, Alaska Wasilla, Alaska Phoenix, Arizona Tempe, Arizona Tucson, Arizona Bakersfield, California Camarillo, California Fresno, California Irvine, California Los Angeles, California Los Gatos, California Pasadena, California Petaluma, California Redlands, California Rocklin, California Sacramento, California San Diego, California
San Francisco, California San Luis Obispo, California San Ramon, California Santa Barbara, California Santa Maria, California Sherman Oaks, California Thousand Oaks, California Walnut Creek, California Boulder, Colorado Denver, Colorado Fort Collins, Colorado Hamden, Connecticut Hartford, Connecticut Washington, District of Columbia Boca Raton, Florida Bonifay, Florida Coral Gables, Florida Fort Myers, Florida Miami, Florida Naples, Florida Orlando, Florida Panama City, Florida Sarasota, Florida Tallahassee, Florida Tampa, Florida West Palm Beach, Florida Atlanta, Georgia

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Macon, Georgia Marietta, Georgia Boise, Idaho Chicago, Illinois Lombard, Illinois Springfield, Illinois Indianapolis, Indiana Waterloo, Iowa Kansas City, Kansas Lexington, Kentucky Louisville, Kentucky Baton Rouge, Louisiana New Orleans, Louisiana Scarborough, Maine Topsham, Maine Baltimore, Maryland Germantown, Maryland Laurel, Maryland Boston, Massachusetts Northampton, Massachusetts Westford, Massachusetts Ann Arbor, Michigan Berkley, Michigan Detroit, Michigan Lansing, Michigan Rochester, Minnesota St. Cloud, Minnesota St. Paul, Minnesota
Jackson, Mississippi Vicksburg, Mississippi St. Louis, Missouri Butte, Montana Elko, Nevada Las Vegas, Nevada Reno, Nevada Auburn, New Hampshire Mount Laurel, New Jersey Rochelle Park, New Jersey Wall Township, New Jersey Albany, New York Binghamton, New York Buffalo, New York Hauppauge, New York New York, New York Rochester, New York Charlotte, North Carolina Raleigh, North Carolina Winston-Salem, North Carolina Bismarck, North Dakota Fargo, North Dakota Minot, North Dakota Cincinnati, Ohio Cleveland, Ohio Columbus, Ohio Logan, Ohio
Sylvania, Ohio Toledo, Ohio Grants Pass, Oregon Portland, Oregon Butler, Pennsylvania Canonsburg, Pennsylvania Mechanicsburg, Pennsylvania Philadelphia, Pennsylvania Pittsburgh, Pennsylvania Plymouth Meeting, Pennsylvania State College, Pennsylvania West Chester, Pennsylvania Wyomissing, Pennsylvania San Juan, Puerto Rico Charleston, South Carolina Chattanooga, Tennessee Nashville, Tennessee Arlington, Texas Austin, Texas Dallas, Texas Houston, Texas Plano, Texas San Antonio, Texas Salt Lake City, Utah Sandy, Utah St. George, Utah South Burlington, Vermont
Charlottesville, Virginia Fairfax, Virginia Fredericksburg, Virginia Glen Allen, Virginia Reston, Virginia Richmond, Virginia Williamsburg, Virginia Seattle, Washington Spokane, Washington Charleston, West Virginia Fairmont, West Virginia Green Bay, Wisconsin Madison, Wisconsin Milwaukee, Wisconsin
International St. Michael, Barbados Ahmedabad, India Doha, Qatar Dammam, Saudi Arabia Abu Dhabi, United Arab Emirates Dubai, United Arab Emirates London, United Kingdom

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Stantec